DEREK OIL & GAS CORPORATION

FINANCIAL STATEMENT REQUEST FORM

Pursuant to National Instrument 51-102 *Continuous Disclosure Obligations* of the Canadian Securities Administrators, we shall deliver our annual and interim financial statements and the Management Discussion & Analysis ("MD&A") related to such financial statements to our shareholders when they request that copies be sent to them. If you wish to receive either our annual financial statements and related MD&A or our interim financial statements and related MD&A, or both, please complete the information below and mail this form or e-mail the information on this form to us at the following address:

> **Derek Oil & Gas Corporation**
> **Suite 1201 – 1111 West Hastings Street**
> **Vancouver, BC V6E 2J3**
>
> **Attention: Secretary**
>
> **e-mail: *info@derekoilandgas.com***

I wish to receive your:
(*Check one or both, as necessary)*

_____ Annual financial statements and MD&A

_____ Interim financial statements and MD&A

which should be sent to:

_____
NAME (please print)

_____
ADDRESS

_____

_____
Postal of Zip Code

To use electronic methods for communication with our shareholders, we request that you provide us with your e-mail address. Please insert your e-mail address and initial and date below to indicate your consent to receive information by e-mail instead of in paper form.

> **I HEREBY CONSENT** to receipt of information by e-mail as the following address:

_____
e-mail address

Initial: _____   Date: _____